Exhibit 99.2

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS
FOR THE SPECIAL MEETING OF SHAREHOLDERS
TO BE HELD JANUARY 23, 2014

The undersigned hereby appoints each of Shachar Hadar and Ran Madjar, and each of them, the true and lawful attorneys, agents and proxies of the undersigned, with full power of substitution, to vote with respect to all of the Shares of GIVEN IMAGING LTD. (the "Company"), standing in the name of the undersigned at the close of business on December 23, 2013, at the Special General Meeting of Shareholders of the Company to be held at the offices of the Company at Hermon Building, New Industrial Park, Yoqneam 20692, Israel, on January 23, 2014 at 4.00 p.m., and at any and all adjournments thereof, with all power that the undersigned would possess if personally present and especially (but without limiting the general authorization and power hereby given) to vote as set forth below. Should any other matter requiring a vote of the shareholders arise, the proxies named above are authorized to vote in accordance with their best judgment in the interest of the Company.

YOUR VOTE IS IMPORTANT. PLEASE SIGN AND DATE THE OTHER SIDE OF THIS CARD

(Continued and to be signed on the reverse side)

SPECIAL GENERAL MEETING OF SHAREHOLDERS OF

GIVEN IMAGING LTD.

January 23, 2014

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NOTICE OF INTERNET AVAILABILITY OF PROXY MATERIAL:
The Notice of Meeting, Proxy Statement, Proxy Card
are available at www.givenimaging.com

Please sign, date and mail
your proxy card in the
envelope provided as soon
as possible.

↓ Please detach along perforated line and mail in the envelope provided. ↓

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” PROPOSAL 1.
PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE.  PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE  ☒
		FOR	AGAINST	ABSTAIN
By signing this proxy card the undersigned hereby certifies that the undersigned is not a shareholder referenced in Section 320(c) of the Israeli Companies Law, namely, the under-signed is not (i) an entity named Rioja Israel (2013) Ltd. (Merger Sub), (ii) a person holding 25% or more of any kind of means of control in Merger Sub, or (iii) anyone acting on behalf of either of these, including relatives or corporations under their control.

If you have any questions regarding whether you are a "controlling shareholder," have a "per- sonal interest," or are a shareholder referenced in Section 320(c) of the Israeli Companies Law, please contact Innisfree M&A Incorporated, the Company's proxy solicitation firm, at 1-888-750-5834 (from U.S. or Canada) or 1-412-232-3651 (from all other countries); banks and brokerage firms please call collect at 1-212-750-5833.
1.
To approve the Merger Proposal, including the approval of: (i) the Merger Agreement; (ii) the Merger, pursuant to Section 314-327 of the ICL, of the Company with Merger Sub, an Israeli company and a wholly-owned subsidiary of Parent, both of which are wholly-owned subsidiaries of Covidien plc; (iii) the payment of the Merger Consideration, without interest and subject to applicable withholding taxes, for each Ordinary Share held by the Company's shareholders as of immediately prior to the effective time of the Merger; (iv) the accelerated vesting of (if unvested) and cancellation of each outstanding option to purchase Ordinary Shares in exchange for the right to receive an amount of cash equal to the product of the excess, if any, of the Merger Consideration over the applicable exercise price of such option, and the total number of Ordinary Shares underlying such option, with- out interest and subject to applicable withholding taxes; (v) the accelerated vesting of (if unvested) and cancellation of each outstanding RSU in exchange for the right to receive a lump sum cash payment equal to the product of the Merger Consideration and the number of Ordinary Shares subject to such RSU, without interest and subject to applicable withholding taxes; and (vi) all other transactions and arrangements contemplated by the Merger Agreement, including the Indemnification Amendment and Arrangements, the D&O Insurance Arrangements and the Other Compensation Matters, and (b) that the Merger Proposal is in the best interest of the Company (all capitalized terms are as defined in the accompanying proxy statement).
		☐	☐	☐

By signing this proxy card the undersigned hereby certifies that, unless the undersigned contacts the Company as required below, the undersigned is not a "Controlling Shareholder". For purposes of this proxy card, a "Controlling Shareholder" means a shareholder having the ability to direct the activities of the Company, other than by virtue of being an office holder. A shareholder is presumed to be a Controlling Shareholder if the shareholder holds (i) 50% or more of the voting rights in the Company or has the right to appoint the majority of the directors of the Company or our President and Chief Executive Officer, or (ii) 25% or more of the voting rights in the Company, if no other person holds more than 50% of the voting rights in the Company.

By signing this proxy card the undersigned hereby certifies that the undersigned has no "personal interest," as defined under the Israeli Companies Law, in the Proposal above. An interest resulting merely from your holding of the Company's shares is NOT considered to be a personal interest. "Personal interest" includes the personal interest of any of your immediate family members or any entity in which you or your immediate family members: (i) hold 5% or more of the issued and outstanding share capital or voting rights' or (ii) has the power to appoint one or more directors or a general manager, or (iii) is a director or general manager. The term "personal interest" also includes a personal interest of an individual voting via a power of attorney given by a third party (even if the empowering shareholder has no personal interest), and the vote of an attorney-in-fact shall be considered a personal interest vote if the empowering shareholder has a personal interest, in each case regardless of whether the attorney-in-fact has the discretion in the voting.

To change the address on your account, please check the box at right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method.
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Signature of Shareholder	Date:	Signature of Shareholder	Date:

Note:
Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.